787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 28, 2011

Via EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds II - BlackRock Income Builder Portfolio File Nos. 333-142592 and 811-22061 Post-Effective Amendment No. 58

Dear Mr. Ganley:

On behalf of BlackRock Funds II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on November 15, 2011 regarding Post-Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 60 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) with respect to the BlackRock Income Builder Portfolio (formerly, BlackRock Income Portfolio ) (the “Fund”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the BlackRock Income Portfolio.

Comment 1:	Fund Overview - Fee Table: Please delete footnote 1 to the Fee Table, which discloses the contingent deferred sales charge assessed on certain redemptions of Investor A Shares.

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November 28, 2011

Response:	The Registrant respectfully declines to delete footnote 1 to the Fee Table. The Registrant refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811-07171, which outlines the Registrant’s responses to the Staff’s prior comments and discusses the Registrant’s rationale for not deleting footnote 1 to the Fee Table.
Comment 2:	Fund Overview – Principal Investment Strategies of the Fund: Please describe how the Fund will utilize its investments in equity securities to achieve its investment objective.
Response:	The requested change has been made. The second sentence of the second paragraph has been revised as follows:
“The Fund generally intends to invest in dividend paying stocks.”
Comment 3:	Fund Overview: Please describe the Fund’s use of total return swaps and the Fund’s asset segregation policies with respect to such investments.
Response:	The Registrant respectfully declines to make the requested change. The Registrant respectfully notes that disclosure responsive to the Staff’s comment regarding total return swaps may be found in fourth paragraph in the section of the prospects entitled “Details about the Fund—How the Fund Invests—Principal Investment Strategies” and the Statement of Additional Information under the heading “Investment Risks and Considerations—Derivatives—Total Return Swap Agreements.”
Comment 4:	Fund Overview - Principal Investment Strategies of the Fund: Please describe the types of Master Limited Partnership (“MLPs”) in which the Fund may invest.
Response:	The requested change has been made. The fifth paragraph has been revised as follows:
“The Fund may invest in master limited partnerships (“MLPs”) that are generally in energy-related industries and in U.S. and non-U.S. real estate investment trusts (“REITs”) and floating rate securities (such as bank loans).”
Comment 5:	Fund Overview - Principal Investment Strategies of the Fund: Please clarify the types of floating rate securities in which the Fund may invest.
Response:	The requested change has been made. Please see the revised disclosure in response to Comment 4 above.

November 28, 2011

Comment 6:	Fund Overview - Principal Risks of Investing in the Fund: Please consider adding counterparty risk as a principal risk of the Fund.
Response:	The Registrant respectfully declines to make the requested change. The Registrant respectfully notes that counterparty risk, which may arise in the context of the Fund’s investment in certain derivatives, is specifically addressed in the Fund’s derivatives risk factor disclosure in the “Fund Overview” and “Details about the Fund” sections of the Prospectus.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,
/s/ Armando Capasso
Armando Capasso

cc:	Ben Archibald, Esq. Aaron Wasserman, Esq. Maria Gattuso, Esq.

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